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                                                               EXHIBIT (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The offer is made solely pursuant to the Offer to Purchase, dated May 23, 2000, and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of the Purchaser by Prudential Securities Incorporated or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock of The WMF Group, Ltd. at $8.90 Net Per Share by Prudential Mortgage Capital Acquisition Corp., a wholly owned subsidiary of Prudential Mortgage Capital Company, LLC

Prudential Mortgage Capital Acquisition Corp., a Delaware corporation (the "Purchaser"), which is a wholly owned subsidiary of Prudential Mortgage Capital Company, LLC, a Delaware limited liability company ("Prudential Mortgage"), is offering to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of The WMF Group, Ltd., a Delaware corporation ("WMF"), at a price of $8.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2000, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JUNE 20, 2000, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or been terminated, and (2) there being validly tendered and not properly withdrawn prior to the expiration of the Offer Shares owned by each of Capricorn Investors II, L.P., Capricorn Holdings, Inc., Demeter Holdings Corporation, Phemus Corporation, Commonwealth Overseas Trading Company Limited, Mohammed A. Al-Tuwaijri, J. Roderick Heller, III, John D. Reilly and Shekar Narasimhan. Each of these stockholders has signed an agreement with Prudential Mortgage that obligates them to tender their Shares, representing in total approximately 65% of the outstanding Shares on a fully diluted basis, in the Offer. Certain other conditions to the Offer are described in Sections 14 and 15 of the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 10, 2000 (the "Merger Agreement"), among Prudential Mortgage, the Purchaser and WMF pursuant to which, following the consummation of the Offer, upon the terms and subject to the conditions of the Merger Agreement and the General Corporation Law of the State of Delaware, the Purchaser will be merged with and into WMF (the "Merger").
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In the Merger, each issued and outstanding Share (other than Shares owned by
Prudential Mortgage, the Purchaser or WMF or their respective subsidiaries, or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive $8.90 in cash, without interest. The Board of Directors of WMF has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and determined that the terms of the Offer and the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of the stockholders of WMF and recommends that the stockholders of WMF accept and tender their Shares pursuant to the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. The Purchaser will pay for Shares accepted for payment by depositing the purchase price therefor with the Depositary. The Depositary will act as an agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to) such Shares (b) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (c) any other documents required by the Letter of Transmittal.

The term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, June 20, 2000, unless and until the Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire. Subject to the terms of the Merger Agreement (which prohibit certain amendments to the Offer) and the applicable rules and regulations of the Securities and Exchange Commission, the Purchaser reserves the right (but, except as otherwise provided, shall not be obligated), at any time and from time to time, and regardless of whether or not any of the events or facts set forth in Section 14 of the Offer to Purchase shall have occurred,
(i) to extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and the payment for any Shares, by giving oral or written notice of such extension to the Depositary, (ii) to elect to provide a Subsequent Offering Period (as described below), and (iii) to amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Purchaser exercises its right to extend the Offer. Any such extension will be followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares.

Except as otherwise provided below, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 21, 2000. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn
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and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in Section 2 of the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer described in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding.

Under the Securities Exchange Act of 1934, as amended (the Exchange Act), the Purchaser has the right, but is not required, to provide for a subsequent offering period of from 3 business days to 20 business days following the expiration of the Offer (a Subsequent Offering Period), subject to certain conditions. A Subsequent Offering Period is an additional period of time from 3 business days up to 20 business days, following the expiration of the Offer, during which stockholders of WMF may tender, but not withdraw, Shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer.

The Purchaser does not currently intend to provide for a Subsequent Offering Period following the Expiration Date, although it reserves the right to do so in its sole discretion by giving oral or written notice of such Subsequent Offering Period to the Depositary. Any decision to provide a Subsequent Offering Period will be announced at least 5 business days prior to the Expiration Date and will not extend the Expiration Date. The Purchaser will announce the approximate number and percentage of Shares deposited as of the Expiration Date no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date, and such securities will be immediately accepted and promptly paid for. All conditions to the Offer must be satisfied or waived prior to the commencement of any Subsequent Offering Period. See Section 1 of the Offer to Purchase.

WMF has provided the Purchaser with the WMF's stockholder lists and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares. The information required to be disclosed by Rule 14d-6(d)(1) of the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD READ BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

Questions and requests for assistance may be directed to Morrow & Co., Inc. (the Information Agent) or to Prudential Securities Incorporated (the Dealer Manager) at their respective addresses and telephone numbers set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the other related material may be obtained from the Information Agent at its address
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and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Information Agent for the Offer is:
MORROW & CO., INC.
445 Park Avenue, 5th Floor
New York, New York 10022
Call Collect (212) 754-8000
Banks and Brokerage Firms Call: (800) 662-5200

Shareholders Please Call: (800) 566-9061

The Dealer Manager for the Offer is:
Prudential Securities Incorporated

One New York Plaza
New York, New York 10292
Toll Free (888) 713-4198
May 23, 2000